Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, MD 20850-3322

June 6, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: Stephen Krikorian and Jason Niethamer

Re:         Response to Comments on Airbee Wireless, Inc.
Form 8-K/A filed on March 10, 2008
File No. 000-50918

Dear Messrs. Krikorian and Niethamer:

Airbee Wireless, Inc. (the “Company”), hereby submits responses to the comment letter issued by the staff of the Securities and Exchange Commission dated March 13, 2008. Staff’s comments from its letter are shown below in bold type followed immediately by our responses. As noted below, the appropriate responses have also been addressed within the Company’s amended Form 8-K. References to the location of the responses within the registration statement have also been included, where appropriate.

Form 8-K/A filed on March 10, 2008

1.
We note the disclosure in your Form 8-K/A filed on March 10, 2008 that your Chief Accounting Officer concluded that previously issued financial statements in its Forms 10-QSB for the periods ended March 31,2007, June 30, 2007 and September 30, 2007 should be “updated and corrected.: The 4.02 8-K must specifically state that the financial statements should “no longer be relied upon.” Please amend your filing accordingly.

The amended Form 8-K/A was filed on April 14, 2008.

2.
Tell us more about the prepaid consulting account in the equity section of your balance sheet that you refer to in your response to our prior comment number 2. In this regard, further elaborate on the accounting for the material services agreement with your investment and strategic advisor that lead to your restated Form 10-QSBs including a specific citation of the authoritative accounting literature relied upon.

The material services agreement (the “Agreement”), effective March 5, 2007 but executed more than two months later, had an initial term of twelve months and required the Company to compensate Allen & Associates LLC by immediately issuing 2 million restricted shares with piggyback registration rights. The Company was required to register these shares as soon as practicable but in no event later than nine months after services commenced. If the shares were not registered within the nine months, the Company agreed to add a 2% per month penalty in restricted shares. The Company also agreed to pay a monthly retainer of $7,500 in cash or $10,000 in restricted shares with the share price calculated at the previous five-business-day weighted average share price. The Company agreed to register any such shares issued no later than the term of the Agreement. As of the date of this letter, the shares issued have not been registered as the Company withdrew its Form SB-2 in February 2008.

Our analysis is limited to the two million restricted shares with piggyback registration rights and liquidated damages applicable if not registered within a specified time period. We intended to issue these shares to compensate Allen & Associates for their services performed over the one-year term of the agreement and not as a “signing bonus” and that therefore the value of the shares should be recognized ratably over the life of the agreement. The Company’s stock was worth $0.25 per share on March 5, 2007, making the 2 million shares worth $500,000. The Company recorded a Liability for Stock To Be Issued in this amount on March 5, 2007 with a corresponding debit to a contra-equity account entitled Prepaid Consulting, which the Company amortized to expense at the rate of $41,667 per month over the twelve month term of the Agreement. We completed the amortization in January 2008 when we entered into a new agreement with Allen & Associates. The new agreement changed the monthly retainer amounts but no new restricted shares were required to be issued upon execution of the new agreement.

EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) is applicable to the Agreement. Here, fully vested, non-forfeitable restricted shares of our common stock were issued to a non-employee to acquire services. There is no performance requirement in the Agreement. According to the minutes of the July 19-20, 2000 meeting, the Task Force agreed that by eliminating any obligation on the part of the counterparty to earn the equity instruments, a measurement date was reached. The Task Force further expressed a view that the grantor should recognize the equity instruments when they are issued (in most cases, when the agreement is entered into). In addition, a majority of the Task Force generally agreed that whether the corresponding cost is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity) depends on the specific facts and circumstances.

In this case, we had the obligation to issue two million shares of our common stock upon the execution of the Agreement. Although the Agreement is silent on whether full performance of the contract was required to retain all the shares, we view it as implicit in the Agreement that Allen & Associates could not resign the engagement before the expiration of its term and expect to retain all two million shares. This provision of the Agreement is not described as a signing bonus but rather as compensation for services to be performed over the course of twelve months. It seemed logical to us to expense the value of the shares issued ratably over the life of the Agreement rather than to expense the entire amount upon execution since the Agreement had an initial term of twelve months during which time Allen & Associates was to continuously provide the contracted services. In addition, at the time the restricted stock was issued Allen & Associates was unable to transfer or sell it under the provisions of Rule 144 then in effect. To be able to fully alienate the shares, the non-affiliate was required to hold the restricted stock for one year; the applicable holding period has since been reduced to six months.

Having made the decision to capitalize the expense and amortize it ratably, the inquiry became where to make the debit - as a prepaid asset or a contra-equity account. We chose the latter for several reasons. First, we were recording a stock-based transaction so it made sense to offset the issuance of restricted stock with a contra-equity Prepaid Consulting account. This had the additional effect of not inflating current assets for something that was more closely related to a liability than an asset. Finally, other provisions of the Agreement required payment of a monthly retainer which we could pay in cash ($7,500) or in restricted stock valued at $10,000 at our option. Given the liquidity issues we were facing, we opted to pay each monthly retainer in restricted stock. Therefore, by using a contra-equity account for the unearned compensation amount we were able to focus the effect of the Agreement on the liability and equity sections of our balance sheet, which is more in keeping with the nature of the transaction where we purchased services in exchange for restricted stock.

We note the staff’s closing comments and appreciate the cooperation and courtesies extended to us by the staff. If you require additional assistance, please let us know.

Sincerely,

/s/ E. Eugene Sharer
E. Eugene Sharer
Interim Chief Financial Officer

Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, MD 20850-3322

June 6, 2008

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn: Stephen Krikorian and Jason Niethamer

Re:         Response to Comments on Airbee Wireless, Inc.
Form 8-K/A filed on March 10, 2008
File No. 000-50918

Dear Messrs. Krikorian and Niethamer:

In connection with our responses to the SEC comment letter dated March 13, 2008, the Company acknowledges the following regarding our Form 8-K/A:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ E. Eugene Sharer
E. Eugene Sharer
Interim Chief Financial Officer